Exhibit 6

KPMG LLP	Telephone	(416) 777-8500
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Suite 4600	www.kpmg.ca
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Toronto, ON M5H 2S5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of The Bank of Nova Scotia

We consent to the incorporation by reference of our reports, each dated December 1, 2015, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting included in this annual report on Form 40-F.

We also consent to the incorporation by reference of such reports in the Registration Statements – Form F-3 – File No. 333-200089 and 333-185049, Registration Statement – Form F-3 – File No. 333-188984, and the Registration Statement – Form S-8 – File No. 333-199099 of the Bank.

Chartered Professional Accountants, Licensed Public Accountants

December 1, 2015

Toronto, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

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